EXHIBIT G

                         FORM OF FEDERAL REGISTER NOTICE

         Southern Company Services, Inc. ("SCS"), of Atlanta Georgia, a wholly-owned subsidiary service company of The Southern Company ("Southern"), a registered holding company, also of Atlanta, Georgia, and Southern's five electric utility subsidiary companies, Alabama Power Company, Birmingham, Alabama; Georgia Power Company, Atlanta, Georgia; Gulf Power Company, Pensacola, Florida; Mississippi Power Company, Gulfport, Mississippi; and Savannah Electric and Power Company, Savannah, Georgia (together, the "Operating Companies"), have filed an application under Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 54 thereunder, seeking authorization to engage in certain electric power and fuel brokering and marketing activities.
         Southern, through the Operating Companies provides retail electric service in substantially all of Georgia and Alabama and contiguous areas of Florida and Mississippi. The Operating Companies also engage in purchases and sales of electricity at wholesale with utilities and municipalities throughout the Southeastern Electric Reliability Council ("SERC") and with certain other interconnected utilities that are not a part of SERC. SCS acts as agent for and provides centralized services to the Operating Companies in connection with these transactions.
         The applicants state that the Operating Companies from time to time have generating capacity greater than that needed to serve their retail customers and committed sales. During those


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periods, SCS, on behalf of the Operating Companies, actively seeks additional markets for such generating surplus. In addition, to satisfy the obligations to supply customers on the most economical terms, SCS has developed relationships across the region with other utilities and power suppliers, and has devoted substantial resources and efforts to building a staff of professionals and systems to manage a wide variety of regional resources and requirements. The proposed activities are intended to serve the needs of the evolving regional power supply market.
         Specifically, the applicants propose that SCS will engage in brokering and marketing transactions with non-associate companies, largely within the principal electric supply market of the members of SERC and certain interconnected utility systems. For a brokerage fee, SCS will match electric power supplies with customers that the Operating Companies are unable to supply. These activities will be incidental to SCS's activities on behalf of the Operating Companies.1 SCS will neither buy nor sell power or energy in a brokering transaction.2
         In addition, SCS requests authority, to the extent needed, to engage in electric power marketing transactions, generally in
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1The applicants explain that as SCS seeks new wholesale customers and power supplies for the Operating Companies' own needs, it occasionally learns of a source it cannot use and a customer the Operating Companies cannot supply. Bringing the two parties together could result in a brokerage fee. 2Thus, there would be no price exposure or significant financial risk. The applicants state that such activity is not regulated as a sale of power under the Federal Power Act or any state regulatory framework.

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the area defined by SERC and certain other utilities with which the Operating
Companies are interconnected. The applicants state that marketing will enable SCS (on behalf of the Operating Companies) to satisfy needs that it could not otherwise meet. In certain circumstances, for example, a prospective customer has needs that SCS cannot serve, either in whole or in part, from Southern system-owned resources, and brokering is not feasible for practical reasons. If the customer is located outside the service territories of the Operating Companies and the supply is not available from Southern-owned resources, the only way to satisfy the customer's requirements is from other third-party power suppliers. In some cases, circumstances may arise in which it is unlikely that any power and energy supplied by the Operating Companies would flow from system generation facilities or over system transmission lines (hereafter referred to as "Non- SERC Marketing").
         Finally, the applicants state that it may be necessary or economically efficient under certain circumstances to substitute other sources of energy for electricity generated by the Operating Companies, and/or offer to supply or manage a customer's requirements for fuel. For example, if electricity is being sold across a transmission interface which becomes constrained, in such a way that the Operating Companies are precluded from transmitting the power to the purchasing utility, the Operating Companies may be able to substitute some of its fuel supplies to enable the utility to generate a like amount of

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power itself. In this way, the Operating Companies would be able to substitute one source of energy for another to effect the sale of electricity. Similarly, if local environmental constraints preclude an Operating Company from generating a certain amount of electricity for a wholesale customer that is not subject to a similar constraint, the Operating Company may be able to substitute some of its fuel supplies to enable the purchasing utility to generate a like amount of power itself in an environmentally acceptable manner. Again, if the marginal cost of an Operating Company's generation makes it uneconomical for the purchasing utility to buy a certain amount of power from that Operating Company, whereas it would be economical for that utility to purchase fuel from the Operating Company and generate the power itself, a fuel-for-energy transaction could be appropriate.3
         Finally, the applicants state that there may be occasions in which, in connection with making sales of electricity, they may be asked by an electricity customer to serve as a single-source supplier of other energy commodities, such as gas or oil, and request authority to do so.
         In its marketing activities, including those conducted wholly outside of SERC and the fuel-for-energy activities described above, SCS would merely act as agent for one or more of
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3The applicants state that under no circumstances would such fuel-for-energy activities involve inter-affiliate transfers of fuel supplies in violation of any applicable law or be disadvantageous to any franchise area customer.

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the Operating Companies. The proposed brokering and marketing activities will be carried on by SCS personnel engaged in day-to-day system power marketing activities on behalf of the Operating Companies.4 SCS will assume no independent financial obligations in effecting the proposed activities. All revenues from brokering will be credited to reduce SCS's cost of operating, which will, in turn, reduce SCS's cost of service to the Operating Companies and other subsidiary companies of Southern. With respect to marketing activities, SCS will act as agent for the account of the Operating Companies directly related to the customers involved and, as such, will have no beneficial interest in the resulting revenues or any corresponding liability. Instead, revenues from marketing activities will be credited entirely to reduce the affected Operating Companies' cost of operation.

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4Personnel will account for their time through the regular time accounting system of the Southern system by charges to specific activity codes established for the affected Southern system companies. Overheads and ancillary expenses will be similarly charged.

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